UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

97 Poseidonos Avenue & 2 Foivis Street
16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”), dated October 25, 2024, announcing that its 2024 Annual Meeting of Limited Partners is scheduled to be held on November 29, 2024 (the “2024 Annual Meeting”).

Attached as Exhibit 99.2 to this Report is a copy of the Notice, Proxy Statement and Proxy Card of the Partnership for the 2024 Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2024

DYNAGAS LNG PARTNERS LP

	By:	/s/ Tony Lauritzen
	Name:	Tony Lauritzen
	Title:	Chief Executive Officer